Preliminary Terms To prospectus dated December 23, 2008, and Amendment No. 1 to prospectus supplement for knock-out notes dated January 8, 2010	Preliminary Terms No. 697 Registration Statement No. 333-156423 Dated February 22, 2011; Rule 433
Structured Investments	Morgan Stanley $ Knock-Out Notes Linked to the Ordinary Shares of Telefónica, S.A. due August 30, 2012

General
•
The notes are designed for investors who seek to participate in the appreciation of the ordinary shares of Telefónica, S.A. (trading on the Spanish stock exchanges) at maturity and who anticipate that the value of the Underlying Shares on the Valuation Date and during the approximately 18-month Observation Period will not have declined, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount of 25%.  Investors should be willing to forgo interest and dividend payments and, if the value of the Underlying Shares has declined on any trading day during the Observation Period, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount, be willing to lose some or all of their principal based on the performance of the Underlying Shares over the term of the notes.  If the value of the Underlying Shares has not declined on any trading day during the Observation Period, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount, investors will receive the greater of (a) the Underlying Share Return and (b) the Contingent Minimum Return of at least 20.60% at maturity.

•	Senior unsecured obligations of Morgan Stanley maturing August 30, 2012†. All payments on the notes are subject to the credit risk of Morgan Stanley.
•	Minimum purchase amount of $10,000 and minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The notes are expected to price on or about February 25, 2011 and are expected to settle on or about March 4, 2011.

Key Terms
Underlying Shares:	Ordinary shares of Telefónica, S.A. trading on the Spanish stock exchanges
Knock-Out Event:
A Knock-Out Event occurs if, on any trading day during the Observation Period, the Share Closing Price times the Adjustment Factor has decreased, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	25%
Payment at Maturity:
If a Knock-Out Event has not occurred during the Observation Period, you will receive a cash payment at maturity that will reflect the greater of the performance of the Underlying Shares and the Contingent Minimum Return.  If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Underlying Share Return and (ii) the Contingent Minimum Return.  For additional clarification, please see “What is the Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Shares?” on page 2.

If a Knock-Out Event has occurred during the Observation Period, you will receive a cash payment at maturity that will reflect the percentage appreciation or depreciation of the Underlying Shares on a 1 to 1 basis.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Underlying Share Return)

If a Knock-Out Event has occurred, you will lose some or all of your investment if the Final Share Price has declined from the Initial Share Price.  There is no minimum payment at maturity and you could lose your entire investment.

Contingent Minimum Return:	At least 20.60%. The actual Contingent Minimum Return will be determined on the Pricing Date and will not be less than 20.60%.
Observation Period:
The period that includes each trading day on which a market disruption event does not occur from and including the first trading day immediately following the Pricing Date to and including the Valuation Date.  The Observation Period will extend to the date on which the Final Share Price is determined if the Valuation Date is postponed in accordance with the definition thereof, regardless of whether such date is a non-trading day or a day on which a market disruption event occurs.

Monitoring:	Closing Level
Share Closing Price:	On any day, the share closing price for the Underlying Shares
Underlying Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The Share Closing Price on the Pricing Date
Final Share Price:	The Share Closing Price on the Valuation Date times the Adjustment Factor on such date
Adjustment Factor:	1.0, subject to adjustment in the event of certain corporate events affecting the Underlying Shares. See “Additional Terms Specific to the Notes—Antidilution Adjustments” on page 4.
Valuation Date:	August 27, 2012†
Maturity Date:	August 30, 2012†
Pricing Date:	February 25, 2011
Issue Date:	March 4, 2011
CUSIP / ISIN:	617482RU0 / US617482RU03
† Subject to postponement for non-trading days or in the event of a market disruption event and as described under “Additional Terms Specific to the Notes — Market Disruption Event” on page 6 of these preliminary terms and “Description of Notes — Postponement of Valuation Date(s) or Review Date(s)” in the accompanying prospectus supplement for knock-out notes.

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page S-18 of the accompanying prospectus supplement and “Selected Risk Considerations” beginning on page 9 of these preliminary terms.

Morgan Stanley has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and these preliminary terms if you so request by calling toll-free 1-800-584-6837.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)(2)	Proceeds to Issuer
Per note	100%	%	%
Total	$	$	$

(1)
J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. Incorporated, the agent, a fixed sales commission of      % for each note it sells.  In addition, JPMorgan Chase Bank, N.A. will act as placement agent for sales to certain fiduciary accounts at a purchase price to such accounts of        % of the stated principal amount per note, and the placement agent will forgo any fees with respect to such sales.

(2)	Please see “Supplemental Plan of Distribution; Conflicts of Interest” in these preliminary terms for information about fees and commissions.
The agent for this offering, Morgan Stanley & Co. Incorporated, is our wholly-owned subsidiary.  See “Supplemental Plan of Distribution; Conflicts of Interest” below.

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Morgan Stanley	JPMorgan Placement Agent
February 22, 2011

You should read these preliminary terms together with the prospectus dated December 23, 2008, as supplemented by the prospectus supplement for knock-out notes dated January 8, 2010.  You should note that the prospectus supplement for knock-out notes describes offerings linked to indices and exchange-traded funds and not common stock trading on a foreign stock exchange, such as the ordinary shares of Telefónica, S.A.  Accordingly, you should review carefully the provisions described in these preliminary terms that apply to knock-out notes linked to common stock and supersede the relevant terms in the prospectus supplement.  These preliminary terms, together with the documents listed below, contain the terms of the notes and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement for knock-out notes dated January 8, 2010:
http://www.sec.gov/Archives/edgar/data/895421/000095010310000049/dp16113_424b2a1.htm

•	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

Terms used in these preliminary terms are defined in the prospectus supplement for knock-out notes or in the prospectus. As used in these preliminary terms, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Shares?

The following table illustrates the hypothetical return at maturity on the notes.  The “Return on Notes” as used in these preliminary terms is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical returns set forth below reflect the Knock-Out Buffer Amount of 25% and assume an Initial Share Price of €17 and a Contingent Minimum Return of 20.60%.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes.

		Return on Notes
Final Share Price	Underlying Share Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
€34.00	100.00%	100.00%	100.00%
€32.30	90.00%	90.00%	90.00%
€30.60	80.00%	80.00%	80.00%
€28.90	70.00%	70.00%	70.00%
€27.20	60.00%	60.00%	60.00%
€25.50	50.00%	50.00%	50.00%
€23.80	40.00%	40.00%	40.00%
€22.10	30.00%	30.00%	30.00%
€21.25	25.00%	25.00%	25.00%
€20.50	20.60%	20.60%	20.60%
€20.40	20.00%	20.60%	20.00%
€18.70	10.00%	20.60%	10.00%
€17.85	5.00%	20.60%	5.00%
€17.00	0.00%	20.60%	0.00%
€16.15	-5.00%	20.60%	-5.00%
€15.30	-10.00%	20.60%	-10.00%
€13.60	-20.00%	20.60%	-20.00%
€12.75	-25.00%	20.60%	-25.00%
€11.90	-30.00%	N/A	-30.00%
€10.20	-40.00%	N/A	-40.00%
€8.50	-50.00%	N/A	-50.00%
€6.80	-60.00%	N/A	-60.00%
€5.10	-70.00%	N/A	-70.00%
€3.40	-80.00%	N/A	-80.00%
€1.70	-90.00%	N/A	-90.00%
€0.00	-100.00%	N/A	-100.00%
(1) The Share Closing Price times the Adjustment Factor has not declined on any trading day during the Observation Period, as compared to the Initial Share Price, by more than 25%.

(2) The Share Closing Price times the Adjustment Factor has declined on at least one trading day during the Observation Period, as compared to the Initial Share Price, by more than 25%.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the return on the notes set forth in the table on the previous page are calculated.

Example 1:  A Knock-Out Event HAS occurred, and the price of the Underlying Shares decreases from the Initial Share Price of €17.00 to a Final Share Price of €8.50  Because a Knock-Out Event has occurred, the investor does not receive the benefit of the Contingent Minimum Return of at least 20.60% and is therefore exposed to the negative performance of the Underlying Shares on a 1 to 1 basis.  The investor receives a payment at maturity based on the Underlying Share Return of –50%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –50%)  = $500

Example 2:  A Knock-Out Event HAS occurred, and the price of the Underlying Shares increases from the Initial Share Price of €17.00 to a Final Share Price of €22.10.  Because a Knock-Out Event has occurred, the investor will receive a payment at maturity based on the Underlying Share Return of 30%, calculated as follows:

$1,000 + ($1,000 x 30%)  = $1,300

Example 3:  A Knock-Out Event has NOT occurred, and the price of the Underlying Shares increases from the Initial Share Price of €17.00 to a Final Share Price of €22.10.  Because a Knock-Out Event has not occurred and the Underlying Share Return of 30% is greater than the Contingent Minimum Return of at least 20.60%, the investor receives a payment at maturity based on the Underlying Share Return of 30%, calculated as follows:

$1,000 + ($1,000 x 30%)  = $1,300

Example 4:  A Knock-Out Event has NOT occurred, and the price of the Underlying Shares increases from the Initial Share Price of €17.00 to a Final Share Price of €18.70.  Because a Knock-Out Event has not occurred and the Underlying Share Return of 10% is less than the Contingent Minimum Return of at least 20.60%, the investor receives the benefit of the Contingent Minimum Return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 20.60%)  = $1,206

Example 5:  A Knock-Out Event has NOT occurred, and the price of the Underlying Shares decreases from the Initial Share Price of €17.00 to a Final Share Price of €15.30.  Because a Knock-Out Event has not occurred and the Underlying Share Return of -10% is less than the Contingent Minimum Return of at least 20.60%, the investor receives the benefit of the Contingent Minimum Return and therefore receives a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 20.60%)  = $1,206

Additional Terms Specific to the Notes

The additional terms specified below supersede the accompanying prospectus supplement for knock-out notes dated January 8, 2010.  Furthermore, all references to “underlying shares” or “ETF shares” in the accompanying prospectus supplement shall be deemed to refer to the ordinary shares of Telefónica, S.A. (“Telefónica”) when read in conjunction with these preliminary terms.  The sections “Discontinuance of Any ETF Shares and/or Share Underlying Index; Alteration of Method of Calculation” beginning on S-37 of the accompanying prospectus supplement shall not apply to these notes.

Adjustment Factor.  The Adjustment Factor with respect to the Underlying Shares is initially set at 1.0, and is subject to adjustment in the event of certain corporate events affecting the Underlying Shares.  See “—Antidilution Adjustments” below.

Antidilution Adjustments.  The Adjustment Factor (and, in the case of paragraph 5 below, the determination of the payment at maturity) will be adjusted as follows:

1.  If the Underlying Shares are subject to a stock split or reverse stock split, then once such split has become effective, the Adjustment Factor will be adjusted to equal the product of the then-current Adjustment Factor and the number of shares issued in such stock split or reverse stock split with respect to one Underlying Share.

2.  If the Underlying Shares are subject (i) to a stock dividend (issuance of additional Underlying Shares) that is given ratably to all holders of the Underlying Shares or (ii) to a distribution of the Underlying Shares as a result of the triggering of any provision of the corporate charter of Telefónica, then once the Underlying Shares are trading ex-dividend, the Adjustment Factor will be adjusted so that the new Adjustment Factor shall equal the then-current Adjustment Factor plus the product of (i) the number of shares issued with respect to one Underlying Share and (ii) the then current Adjustment Factor.

3.  If Telefónica issues rights or warrants to all holders of the Underlying Shares to subscribe for or purchase the Underlying Shares at an exercise price per share less than the closing price of the Underlying Shares on both (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights or warrants, and if the expiration date of such rights or warrants precedes the maturity of the notes, then the Adjustment Factor will be adjusted to equal the product of (i) the then-current Adjustment Factor and (ii) a fraction, the numerator of which shall be the number of Underlying Shares outstanding immediately prior to the issuance of such rights or warrants plus the number of additional Underlying Shares offered for subscription or purchase pursuant to such rights or warrants and the denominator of which shall be the number of Underlying Shares outstanding immediately prior to the issuance of such rights or warrants plus the number of additional Underlying Shares which the aggregate offering price of the total number of Underlying Shares so offered for subscription or purchase pursuant to such rights or warrants would purchase at the closing price on the expiration date of such rights or warrants, which shall be determined by multiplying such total number of shares offered by the exercise price of such rights or warrants and dividing the product so obtained by such closing price.

4.  There will be no adjustments to the Adjustment Factor to reflect cash dividends or other distributions paid with respect to the Underlying Shares other than distributions described in paragraph 2, paragraph 3 and clauses (i), (iv) and (v) of paragraph 5 below and Extraordinary Dividends as described below or as permitted in paragraph 6 below.  A cash dividend or other distribution with respect to the Underlying Shares will be deemed to be an “Extraordinary Dividend” if such cash dividend or distribution exceeds the immediately preceding non-Extraordinary Dividend for the Underlying Shares by an amount equal to at least 10% of the Share Closing Price of the Underlying Shares (as adjusted for any subsequent corporate event requiring an adjustment hereunder, such as a stock split or reverse stock split) on the trading day preceding the ex-dividend date (that is, the day on and after which transactions in the Underlying Shares on the primary U.S. organized securities exchange or trading system on which the Underlying Shares are traded no longer carry the right to receive that cash dividend or that cash distribution) for the payment of such Extraordinary Dividend.  If an Extraordinary Dividend occurs with respect to the Underlying Shares, the Adjustment Factor will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Adjustment Factor will equal the product of (i) the then-current Adjustment Factor and (ii) a fraction, the numerator of which is the Share Closing Price on the trading day preceding the ex-dividend date, and the denominator of which is the amount by which the Share Closing Price on the trading day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount.  The “Extraordinary Dividend Amount” with respect to an Extraordinary Dividend for the Underlying Shares will equal (i) in the case of cash dividends or other distributions that constitute regular dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for the Underlying Shares or (ii) in the case of cash dividends or other distributions that do not constitute regular dividends, the amount per share of such Extraordinary Dividend.  To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive.  A distribution on the Underlying Shares described in clause (i), (iv) or (v) of paragraph 5 below that also constitutes an Extraordinary Dividend shall cause an adjustment to the Adjustment Factor pursuant only to clause (i), (iv) or (v) of paragraph 5, as applicable.

5.  If (i) there occurs any reclassification or change of the Underlying Shares, including, without limitation, as a result of the issuance of any tracking stock by Telefónica, (ii) Telefónica or any surviving entity or subsequent surviving entity of Telefónica (a “successor corporation”) has been subject to a merger, combination or consolidation and is not the surviving entity, (iii) any statutory exchange of securities of Telefónica or any successor corporation with another corporation occurs (other than pursuant to clause (ii) above), (iv) Telefónica is liquidated or nationalized,(v) Telefónica issues to all of its shareholders equity securities of an issuer other than Telefónica (other than in a transaction described in clause (ii), (iii) or (iv) above) (a “Spin-off Event”) or (vi) a tender or exchange offer or going-private transaction is consummated for all the outstanding Underlying Shares (any such event in clauses (i) through (vi), a “Reorganization Event”), the method of determining the amount payable at maturity for each note will be as follows:

➢
if (x) the Share Closing Price of the Underlying Shares times the then-current Adjustment Factor on any trading day from and including the first trading day immediately following the pricing date to and including the effective date of the Reorganization Event has not decreased, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount, and (y) the Exchange Property Value (as defined below) at the time the Share Closing Price would otherwise be published or reported on any trading day from and including the effective date of the Reorganization Event to and including the Valuation Date has not decreased, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount, an amount of cash equal to $1,000 plus the product of (a) $1,000 and (b) the greater of

(i)
(Exchange Property Value on the Valuation Date – Initial Share Price)
Initial Share Price
and (ii) the Contingent Minimum Return, or

➢
if (x) the Share Closing Price of the Underlying Shares times the then-current Adjustment Factor on any trading day from and including the first trading day immediately following the pricing date to and including the effective date of the Reorganization Event has decreased, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount, or (y) the Exchange Property Value (as defined below) at the time the Share Closing Price would otherwise be published or reported on any trading day from and including the effective date of the Reorganization Event to and including the Valuation Date has decreased, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount, the payment at maturity per $1,000 principal amount note shall be calculated as follows:

$1,000 + [ $1,000 x	(Exchange Property Value on the Valuation Date – Initial Share Price)	]
Initial Share Price

6.  Except as described below, no adjustments to the Adjustment Factor or to the amount payable at maturity of the notes will be required other than those specified above. However, we may, at our sole discretion, cause the Calculation Agent to make additional adjustments to the Adjustment Factor or to adjust the determination of the payment at maturity upon the occurrence of corporate or other similar events that affect or could potentially affect market prices of, or shareholders’ rights in, the Underlying Shares, but only to reflect such changes, and not with the aim of changing relative investment risks.  In addition, we may, at our sole discretion, cause the Calculation Agent, to alter the specific adjustments set forth above in paragraphs 1 through 6 upon the occurrence of one or more of the events enumerated in paragraphs 1 through 6, if we determine that such adjustments do not properly reflect the consequences of the events enumerated in such paragraphs or would not preserve the relative investment risks.  There may be corporate or other similar events that could affect the Share Closing Price of the Underlying Shares for which the Calculation Agent will not adjust the Adjustment Factor.

Any alterations to the specific adjustments set forth above may be materially adverse to the holders of the notes.

“Exchange Property” means the securities, cash or any other assets distributed to holders of the Underlying Shares in or as a result of any such Reorganization Event, including (A) in the case of the issuance of tracking stock, the reclassified share of the Underlying Shares, (B) in the case of a Spin-off Event, the share of the Underlying Shares with respect to which the spun-off security was issued, and (C) in the case of any other Reorganization Event where the Underlying Shares continue to be held by the holders receiving such distribution, the Underlying Shares. In the event Exchange Property consists of securities, those securities will, in turn, be subject to the antidilution adjustments set forth in paragraphs 1 through 6.

For purposes of determining whether or not the Exchange Property Value has decreased by more than the Knock-Out Buffer Amount on any trading day from and including the time of the Reorganization Event to and including the Valuation Date and whether or not the Exchange Property Value is less than the Initial Share Price, “Exchange Property Value” means (i) for any cash received in any Reorganization Event, the value, as determined by the Calculation Agent, as of the date of receipt, of such cash received for one Underlying Share, as adjusted by the Adjustment Factor at the time of such Reorganization Event, (ii) for any property other than cash or securities received in any such Reorganization Event, the market value, as determined by the Calculation Agent in its sole discretion, as of the date of receipt, of such Exchange Property received for one Underlying Share, as adjusted by the Adjustment Factor at the time of such Reorganization Event, and (iii) for any security received in any such Reorganization Event, an amount equal to the share price, as of the time at which the Exchange Property Value is determined, per unit of such security multiplied by the quantity of such security received for each Underlying Share, as adjusted by the Adjustment Factor at the time of such Reorganization Event.

For purposes of paragraph 5 above, in the case of a consummated tender or exchange offer or going-private transaction involving consideration of particular types, Exchange Property shall be deemed to include the amount of cash or other property delivered by the offeror in the tender or exchange offer (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction).  In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

Following the occurrence of any reorganization event referred to in paragraph 5 above, all references in the accompanying prospectus supplement to “the underlying shares” shall be deemed to refer to the Exchange Property and references to a “share” or “shares” shall be deemed to refer to the applicable unit or units of such Exchange Property, unless the context otherwise requires.

No adjustment to the Adjustment Factor will be required unless such adjustment would require a change of at least 0.1% in the Adjustment Factor then in effect.  The Adjustment Factor resulting from any of the adjustments specified above will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward.  Adjustments to the Adjustment Factor will be made up to the close of business on the Valuation Date.

The Calculation Agent shall be solely responsible for the determination and calculation of any adjustments to the Adjustment Factor or method of calculating the Adjustment Factor and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described above (including the identification of potential events described in paragraph 6), and its determinations and calculations with respect thereto shall be conclusive in the absence of manifest error.  If any of the Exchange Property described in paragraph 5 above is denominated in a currency other than the euro, the Calculation Agent, in determining the Exchange Property Value, will determine the value of such Exchange Property in euro, subject to any currency exchange costs.

The Calculation Agent will provide information as to any adjustments to the Adjustment Factor or to the method of calculating the amount payable at maturity of the notes made pursuant to paragraph 5 above upon written request by any investor in the notes.

Market Disruption Event.  Market Disruption Event means, with respect to the Underlying Shares (or any other security for which a trading price or closing price must be determined), the occurrence or existence of any of the following events, as determined by the Calculation Agent in its sole discretion:

(i)  the occurrence or existence of a suspension, absence or material limitation of trading of the Underlying Shares on the primary market for the Underlying Shares for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market; or a breakdown or failure in the price and trade reporting systems of the primary market for the Underlying Shares as a result of which the reported trading prices for the Underlying Shares during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate; or the suspension, absence or material limitation of trading on the primary market for trading in futures or options contracts related to the Underlying Shares, if available, during the one-half hour period preceding the close of the principal trading session in the applicable market; and

(ii)  a determination by the Calculation Agent in its sole discretion that any event described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the notes.

For purposes of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the primary market, (2) a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption Event, (3) limitations pursuant to any applicable rule or regulation enacted or promulgated by the Madrid Stock Exchange (or any other self-regulatory organization in the Kingdom of Spain with jurisdiction over the Madrid Stock Exchange) on trading during significant market fluctuations shall constitute a suspension, absence or material limitation of trading, (4) a suspension of trading in options contracts on the Underlying Shares by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in options contracts related to the Underlying Shares and (5) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to the Underlying Shares are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Trading Day.  A day on which trading is generally conducted on the Madrid Stock Exchange, the Barcelona Stock Exchange, the Bilbao Stock Exchange and the Valencia Stock Exchange, and, in the over-the-counter market for equity securities in the Kingdom of Spain, as determined by the Calculation Agent.

Share Closing Price.  The Share Closing Price for any security on any Trading Day means the official closing price of such security as reported by the principal exchange on which such security is traded on such Trading Day.  If the official closing price is not available for any reason (including, without limitation, the occurrence of a Market Disruption Event), the Share Closing Price for such security for any Trading Day shall be the mean, as determined by the Calculation Agent, of the bid prices for such security obtained from as many dealers in such security (which may include Morgan Stanley & Co. Incorporated or any of our other subsidiaries or affiliates), but not exceeding three, as will make such bid prices available to the Calculation Agent after 3:00 p.m. (local time in such principal market) on such Trading Day.

Share Price.  The Share Price for any security at any time on any Trading Day means the most recently reported sale price of such security as reported by the principal exchange on which such security is traded at such time on such Trading Day.

Selected Purchase Considerations

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APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Underlying Shares at maturity. If a Knock-Out Event HAS NOT occurred, in addition to the principal amount, you will receive at maturity no less than the Contingent Minimum Return of at least 20.60%, or a minimum payment at maturity of at least $1,206 for each note.  The actual Contingent Minimum Return will be determined on the Pricing Date and will not be less than 20.60%.  However, if a Knock-Out Event HAS occurred, you could lose a significant portion of your investment based on a 1% loss for every 1% decline in the Final Share Price, as compared to the Initial Share Price.  Even if a Knock-Out Event has occurred, if the Final Share Price is greater than the Initial Share Price, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Underlying Share Return.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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NO AFFILIATION WITH THE ISSUER OF THE UNDERLYING SHARES.  Telefónica, S.A., the issuer of the Underlying Shares, is not an affiliate of ours and is not involved with this offering in any way.  Consequently, we have no ability to control the actions of Telefónica, S.A., including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity.  Telefónica, S.A. has no obligation to consider your interest as an investor in the notes in taking any corporate actions that might affect the value of your notes.  None of the money you pay for the notes will go to Telefónica, S.A.

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CURRENCY FLUCTUATIONS MAY IMPACT THE VALUE OF THE NOTES RELATIVE TO THE UNDERLYING SHARES. By purchasing the notes rather than the Underlying Shares, you have a hedge against a decline in the value of the euro against the U.S. dollar. However, you will not benefit from any appreciation of the euro against the U.S. dollar during the term of the notes.

Any appreciation in the value of the euro against the U.S. dollar during the term of the notes will not affect the amount you are paid at maturity.  However, appreciation in the euro may decrease the value of your notes in relation to the Underlying Shares, because you will not benefit from any such appreciation.

In addition, fluctuations in the value of the euro relative to other currencies may influence investors to buy or sell euro denominated assets and thus affect the value of the Underlying Shares.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for Knock-Out Notes, which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes.  Under current law and based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for Knock-Out Notes, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes.  Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser of notes at a price that is below the principal amount of the notes.  The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  Because the notes provide for the return of principal except in the case of a Knock-Out Event, the risk that they will be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other equity-linked notes that do not provide for the return of principal.

We will not attempt to ascertain whether the issuer of the Underlying Shares is treated as a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended.  If the issuer were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. Holder upon the sale, exchange or settlement of the Knock-Out Notes.  You should refer to information filed with the Securities and Exchange Commission or other governmental authorities by the issuer of the Underlying Shares and consult your tax advisers regarding the possible consequences to you if the issuer of the Underlying Shares is or becomes a PFIC.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses on whether to require holders of instruments such as the notes to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly with retroactive effect.  You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations in general and the possible impact of this notice in particular.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Shares.  Some of these risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for knock-out notes dated January 8, 2010.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —The terms of the notes differ from those of ordinary debt securities in that we do not guarantee to pay you any of the principal amount of the notes at maturity and do not pay you interest on the notes.  The notes are linked to a single stock and if a Knock-Out Event occurs during the approximately 18-month Observation Period, you will be fully exposed to any depreciation in the Share Closing Price.  If a Knock-Out Event has occurred and the Final Share Price is less than the Initial Share Price, the payment at maturity on each note will be less, and may be significantly less, than the stated principal amount of the notes and consequently, the entire principal amount of your investment is at risk.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

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NO SHAREHOLDER RIGHTS – Investing in the notes is not equivalent to investing in the Underlying Shares.  As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the Underlying Shares.

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THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES – You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES LINKED TO THE VALUE OF A FOREIGN EQUITY SECURITY – Investments in securities linked to the value of a foreign equity security, such as the notes which are linked to the performance of the ordinary shares of Telefónica, S.A. that trade on the Spanish stock exchanges, involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries.  Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission (the “Commission”), and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities issued in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.  Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions.

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THE NOTES ARE LINKED TO A SINGLE STOCK – The notes are linked solely to the performance of the ordinary shares of Telefónica, S.A.  An investment in securities linked to a single stock can be riskier than an investment in securities linked to a broad-based index or a basket of securities as the performance of a single stock can be more volatile.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in these preliminary terms is based on the full stated principal amount of your notes, the original issue price of the notes includes the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions, if at all, will likely be significantly lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  Secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. Incorporated (“MS & Co.”) may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, including determining whether a Knock-Out Event has occurred, any antidilution adjustments should or are permitted to be made and the payout on the notes at maturity, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  Some of our subsidiaries also trade the Underlying Shares and other financial instruments related to the Underlying Shares on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could potentially affect the price of the Underlying Shares and, accordingly, potentially increase the Initial Share Price used to calculate whether a Knock-Out Event has occurred. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Underlying Shares and the notes.

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THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes, the offering of the notes will be terminated.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of the Underlying Shares on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the price, especially in relation to the Knock-Out Buffer Amount and the expected volatility of the Underlying Shares;

•	the time to maturity of the notes;

•	the dividend rates on the Underlying Shares;

•	interest and yield rates in the market generally;

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geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying Shares or stock markets generally and which may affect Telefónica, S.A. and the price of the Underlying Shares;

•	the occurrence of certain events affecting the Underlying Shares that may or may not require an adjustment to the adjustment factor; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial discount from the stated principal amount if a Knock-Out Event has occurred or is likely to imminently occur in light of the then-current price of the Underlying Shares.

You cannot predict the future performance of the Underlying Shares based on their historical performance.  We cannot guarantee that a Knock-Out Event will not occur or that the Underlying Share Return, as determined on the Valuation Date, will be positive so that you will receive at maturity an amount in excess of the principal amount of the notes.  The price of the Underlying Shares may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.  If this volatility continues, the risk of there being a Knock-Out Event will be greater. You can review the historical prices of the Underlying Shares in “Historical Information” below.

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THE ANTIDILUTION ADJUSTMENTS TO THE ADJUSTMENT FACTOR COULD ADVERSELY AFFECT THE VALUE OF THE NOTES.  MS & Co., as calculation agent, will adjust the amount payable at maturity for certain events affecting the Underlying Shares, such as stock splits and stock dividends, and certain other corporate actions involving Telefónica, S.A., such as mergers.  However, the calculation agent will not make an adjustment for every corporate event that could affect the Underlying Shares.  For example, the calculation agent is not required to make any adjustments if Telefónica, S.A. offers ordinary shares for cash or in connection with acquisitions.  If an event occurs that does not require the calculation agent to adjust the adjustment factor, the market price of the notes may be materially and adversely affected.  In addition, we may, at our sole discretion, cause the calculation agent to alter the specified antidilution adjustments if we determine that such existing adjustments do not properly take into account the consequences of the events enumerated in such antidilution adjustments.  Any alterations to the specified antidilution adjustments set forth above may be materially adverse to the holders of the notes.

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MORGAN STANLEY MAY ENGAGE IN BUSINESS WITH OR INVOLVING TELEFÓNICA, S.A. WITHOUT REGARD TO YOUR INTERESTS.  We or our affiliates may presently or from time to time engage in business with Telefónica, S.A. without regard to your interests, including extending loans to, or making equity investments in, Telefónica, S.A. or its affiliates or subsidiaries or providing advisory services to Telefónica, S.A., such as merger and acquisition advisory services.  In addition, we have no ability to control or predict the actions of Telefónica, S.A., including any corporate actions of the type that would require the calculation agent, or permit the calculation agent to exercise its discretion, to adjust the payout to you at maturity.  In the course of our business, we or our affiliates may acquire non-public information about Telefónica, S.A.  Neither we nor any of our affiliates undertakes to disclose any such information to you.  In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to Telefónica, S.A.  These research reports may or may not recommend that investors buy or hold the Underlying Shares.

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THE NOTES MAY COME TO BE BASED ON THE SHARE CLOSING PRICES OF THE COMMON STOCKS OF COMPANIES OTHER THAN TELEFÓNICA, S.A.  Following certain corporate events relating to the Underlying Shares, such as a stock-for-stock merger where Telefónica, S.A. is not the surviving entity, the amount payable at maturity and whether a knock-out event has occurred will be determined by reference to the value of exchange property which may include cash or shares of common stock of a corporation other than Telefónica, S.A.  We describe the specific corporate events that can lead to these adjustments in “Additional Terms Specific to the Notes —Antidilution Adjustments” above. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the notes.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the Pricing Date and during the Observation Period, including on the Valuation Date, could affect the price of the Underlying Shares in a way that may reduce the amount you will receive on the notes at maturity.

Historical Information

The following graph sets forth the daily historical closing prices of the Underlying Shares from January 1, 2006 through February 22, 2011.  The closing price of the Underlying Shares on February 22, 2011, was €18.025.  We obtained the closing prices of the Underlying Shares below from Bloomberg Financial Markets.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of the Underlying Shares should not be taken as an indication of future performance, and no assurance can be given as to the Share Closing Price on any trading day during the Observation Period or on the Valuation Date.  We cannot give you any assurance that the Share Closing Price will increase or that a Knock-Out Event will not occur so that at maturity you will receive a payment in excess of the stated principal amount of the notes.

Historical Performance of the Ordinary Shares of Telefónica, S.A. (in euro)

Information about the Underlying Shares

Ordinary Shares of Telefónica, S.A.; Public Information.  Telefónica, S.A. provides telecommunications services mainly to countries in Europe and Latin America.  American Depositary Shares representing the ordinary shares of Telefónica, S.A., but not the ordinary shares of Telefónica, S.A. to which the notes are linked, are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “Commission”).  Information provided to or filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.  In addition, information provided to or filed with the Commission electronically can be accessed through a website maintained by the Commission.  The address of the Commission’s website is.www.sec.gov.  Information provided to or filed with the Commission by Telefónica, S.A. pursuant to the Exchange Act can be located by reference to Commission file number 1-9531.  In addition, information regarding Telefónica, S.A. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  We make no representation or warranty as to the accuracy or completeness of such information.

These preliminary terms relate only to the notes offered hereby and do not relate to the Underlying Shares.  We have derived all disclosures contained in these preliminary terms regarding Telefónica, S.A. from the publicly available documents described in the preceding paragraph.  In connection with the offering of the notes, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Telefónica, S.A.  Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding Telefónica, S.A. is accurate or complete.  Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Underlying Shares (and therefore the price of the Underlying Shares at the time we price the notes) have been publicly disclosed.  Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Telefónica, S.A. could affect the value received at maturity with respect to the notes and therefore the trading prices of the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlying Shares.

We and/or our affiliates may presently or from time to time engage in business with Telefónica, S.A.  In the course of such business, we and/or our affiliates may acquire non-public information with respect to Telefónica, S.A., and neither we nor any of our affiliates undertakes to disclose any such information to you.  In addition, one or more of our affiliates may publish research reports with respect to the Underlying Shares.  The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws.  As a prospective purchaser of the notes, you should undertake an independent investigation of Telefónica, S.A. as in your judgment is appropriate to make an informed decision with respect to an investment in the Underlying Shares.

Benefit Plan Investor Considerations

Your purchase of a note in a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “Benefit Plan Investor Considerations” in the prospectus supplement for knock-out notes.

Supplemental Plan of Distribution; Conflicts of Interest

Morgan Stanley & Co. Incorporated (“MS & Co.”) will act as the agent for this offering.  J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. Incorporated a fixed sales commission that will not exceed 1.25% for each note it sells.  In addition, JPMorgan Chase Bank, N.A. will act as placement agent for sales to certain fiduciary accounts at a purchase price to such accounts of              % of the stated principal amount per note, and the placement agent will forgo any fees with respect to such sales.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.